UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Accord Networks Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

M01690102
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13G

CUSIP NO.  M01690102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Capital, L.L.C.
            Tax Identification No. 41-1814661

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,370,614
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,370,614
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,370,614

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.7%

12)        TYPE OF REPORTING PERSON*

             PA





13G

CUSIP NO.  M01690102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca NEC, L.L.C.
            Tax Identification No.  41-1815097

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,370,614
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,370,614
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,370,614

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.7%

12)        TYPE OF REPORTING PERSON*

             PA


CUSIP NO.  M01690102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,370,614
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,370,614
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,370,614

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.7%

12)        TYPE OF REPORTING PERSON*

             IN





CUSIP NO.  M01690102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,370,614
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,370,614
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,370,614

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.7%

12)        TYPE OF REPORTING PERSON*

             IN




CUSIP NO.  M01690102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,370,614
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,370,614
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,370,614

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.7%

12)        TYPE OF REPORTING PERSON*

             IN





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:

           Accord Networks Ltd.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           9040 Roswell Road
           Suite 450
           Atlanta, GA  30350-1877

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Capital, L.L.C.
           2.  Itasca NEC, L.L.C.
           3.  John P. Whaley
           4.  John E. Lindahl
           5.  George J. Still, Jr.

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Capital, L.L.C.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           2.  Itasca NEC, L.L.C.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           3.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           4.  John E. Lindahl
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           5.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

This statement is filed by Norwest Equity Capital, L.L.C. on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Capital, L.L.C. is a Minnesota limited liability company. Itasca NEC, L.L.C., a Minnesota limited liability company, is the general partner of Norwest Equity Capital, L.L.C. John P. Whaley, John E. Lindahl and George J. Still, Jr. are the managing members of Itasca NEC, L.L.C.

Item 2(c)  Citizenship:

           1. Norwest Equity Capital, L.L.C.: Minnesota limited liability company
           2. Itasca NEC, L.L.C.: Minnesota limited liability company
           3.  John P. Whaley:  United States
           4.  John E. Lindahl:  United States
           5.  George J. Still, Jr.:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           M01690102

Item 3     Not Applicable.

Item 4     Ownership:

(1) Norwest Equity Capital, L.L.C. ("NEC"): At December 31, 2000, NEC owned of record 1,370,614 shares of common stock. This amount represented 6.7% of the Issuer's total shares of common stock outstanding at that date.

(2) Itasca NEC, L.L.C. ("Itasca"): At December 31, 2000, Itasca VC Partners VI owned 1,370,614 shares of common stock by virtue of its status as the general partner of NEC, the record owner of such shares. This amount represented 6.7% of the Issuer's total shares of common stock outstanding at that date.

(3) John P. Whaley: At December 31, 2000, John P. Whaley was deemed to own 1,370,614 shares of common stock by virtue of his status as a managing partner of Itasca, the general partner of NEC, the record owner of such shares. This amount represented 6.7% of the Issuer's total shares of common stock outstanding at that date

(4) John E. Lindahl: At December 31, 2000, John P. Whaley was deemed to own 1,370,614 shares of common stock by virtue of his status as a managing partner of Itasca, the general partner of NEC, the record owner of such shares. This amount represented 6.7% of the Issuer's total shares of common stock outstanding at that date

(5) George J. Still, Jr.: At December 31, 2000, George J. Still, Jr. was deemed to own 1,370,614 shares of common stock by virtue of his status as a managing partner of Itasca, the general partner of NEC, the record owner of such shares. This amount represented 6.7% of the Issuer's total shares of common stock outstanding at that date.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].


Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 1, 2001

NORWEST EQUITY CAPITAL, L.L.C.

By ITASCA NEC, L.L.C., as managing member



By:  /s/ John P. Whaley
         John P. Whaley, Member


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Capital, L.L.C. on its own behalf and on behalf of (a) Itasca NEC, L.L.C., a Minnesota limited liability company whose managing members are the following individuals: John P. Whaley, John E. Lindahl and George J. Still, Jr.

Dated: February 1, 2001

NORWEST EQUITY CAPITAL, L.L.C.

By ITASCA NEC, L.L.C., as managing member



/s/ John P. Whaley
  John P. Whaley, Member

ITASCA NEC, L.L.C.



/s/ John P. Whaley
  John P. Whaley, Member



/s/ John P. Whaley
  John P. Whaley



/s/ John P. Whaley
  John P. Whaley, Attorney-in-Fact
    John E. Lindahl



/s/ John P. Whaley
  John P. Whaley, Attorney-in-Fact
    George J. Still, Jr.